July 31, 2009

Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CreXus Investment Corp.
Registration Statement on Form S-11
Filed June 26, 2009
File No. 333-160254

Dear Ms. Gowetski:

          On behalf of our client, CreXus Investment Corp., a Maryland corporation (“CreXus”), set forth below are the responses of CreXus to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comments received in a letter dated July 23, 2009 (the “Comment Letter”) regarding the above referenced registration statement (the “S-11”).

          CreXus is filing today Amendment No. 1 to the S-11. This document has been revised to provide additional disclosure in response to the Comment Letter. Set forth below are CreXus’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-11.

Registration Statement on Form S-11

General

          1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

          Response

          CreXus’s logo will be included in a subsequent amendment, and CreXus confirms that there is no other artwork.

Jennifer Gowetski
July 31, 2009

          2. We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review. If you have questions about this analysis, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

          Response

          CreXus confirms to the Staff that it intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

          CreXus is organized as a holding company that will conduct its businesses primarily through wholly-owned subsidiaries.1 CreXus intends to create one or more subsidiaries that it expects to qualify for an exemption from regulation under the Investment Company Act pursuant to either Section 3(c)(5)(C) or Rule 3a-7 of the Investment Company Act. The securities issued to CreXus by these subsidiaries that are either wholly-owned or majority-owned are not investment securities for the purposes of the Investment Company Act. Accordingly, CreXus will treat the fair value of the securities of these subsidiaries it retains as securities but not as investment securities for purposes of Section 3(a)(1)(C) of the Investment Company Act. CreXus will structure its operations so that the fair value of securities it owns that are issued by any of its subsidiaries that are exempted from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other “investment

[1] CreXus may also have majority-owned subsidiaries. References in this response to any CreXus subsidiary includes both wholly-owned subsidiaries and majority-owned subsidiaries.

Jennifer Gowetski
July 31, 2009

securities” it may directly own, will not have a value in excess of 40% of the value of its total assets on an unconsolidated basis. CreXus will monitor its holdings to ensure continuing and ongoing compliance with this 40% “investment securities” limitation. In addition, CreXus believes that it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned and majority-owned subsidiaries, CreXus will be primarily engaged in the real-estate related non-investment company businesses of these subsidiaries.

          Investment Company Act Status of CreXus’s Subsidiaries

          3(c)(5)(C) Subsidiaries

          As referenced above, CreXus intends that certain of its subsidiaries (its “3(c)(5)(C) Subsidiaries”) will be exempt from registration under the Investment Company Act pursuant to Section 3(c)(5)(C), which excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

          The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent. The Staff has stated that it would not consider securities to be “redeemable securities” for purposes of Section 2(a)(32) if there are meaningful restrictions on the rights of a holder to redeem, including restrictions on the time for requesting redemptions, the obligation of the issuer to honor redemption requests, the time for remitting redemption proceeds, and the size of a redemption request.2 CreXus expects that the equity of its 3(c)(5)(C) Subsidiaries, if and when issued, will continue to fall outside the definition of “redeemable securities” in Section 2(a)(32) of the Investment Company Act.

          The Staff has provided guidance through the no-action letter process on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). In various letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Assets”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying

[2] See generally California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (pub. avail. Jan. 4, 1990); and Breen Mortgage Fund I, SEC No-Action Letter (pub. avail. Jan. 20, 1988).

Jennifer Gowetski
July 31, 2009

Assets, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Assets and Real Estate-Related Assets.3 The Staff has indicated that it would regard as Qualifying Assets for purposes of Section 3(c)(5)(C) a fee interest in real estate,4 a whole mortgage loan that is fully secured by real property,5 and whole pool agency certificates.6 The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Assets.7 In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default,8 or to control the process of foreclosure.9 The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.10 The Staff has also granted no-action assurance to permit partial pool agency certificates or residual interests in a

[3] See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).

[4] See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).

[5] See also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

[6] See, e.g., American Home Finance Corp., SEC No-Action Letter (pub. avail. Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The Staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same investment experience as if the investor held the underlying mortgages. See, e.g., Security Mortgage Acceptance Corp. I SEC No-Action Letter (pub. avail. Jan. 6, 1986); Salomon Brothers Inc. SEC No-Action Letter (pub. avail. Dec. 4, 1985).

[7] See, e.g., Premier Mortgage Corp., SEC No-Action Letter (pub. avail. Mar. 14, 1983).

[8] See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Assets for purposes of Section 3(c)(5)(C)). See also Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).

[9] See, e.g., The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Assets where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure).

[10] See MGIC Mortgage Corporation, SEC No-Action Letter (pub. avail. Aug. 1, 1974).

Jennifer Gowetski
July 31, 2009

pool of mortgage loans or agency certificates to be classified as Real Estate-Related Assets for purposes of Section 3(c)(5)(C).11

          The principal investments CreXus’s 3(c)(5)(C) Subsidiaries will make are CMBS (including B Notes), commercial mortgage loans, mezzanine loans, and residential mortgage-backed securities (“RMBS”) for which a U.S. Government agency such as the Government National Mortgage Association, or a federally chartered corporation such as the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, guarantees payments of principal and interest on the securities (“Agency RMBS”).12 To ensure that CreXus’s 3(c)(5)(C) Subsidiaries are and remain eligible for the Section 3(c)(5)(C) exclusion, CreXus intends that its 3(c)(5)(C) Subsidiaries will make investments of the types listed above consistent with the limits the Staff has established in no-action letters. Accordingly, consistent with Staff no-action positions, CreXus will treat as Qualifying Assets its 3(c)(5)(C) Subsidiaries’ investment in whole commercial mortgage loans that are secured by real property as well as its CMBS and RMBS that are whole pool agency and non-agency certificates. In addition, CreXus intends to apply the following treatment to its 3(c)(5)(C) Subsidiaries’ B Notes, CMBS and mezzanine loans for Section 3(c)(5)(C) purposes:

          (a) B Notes

          CreXus intends to treat its 3(c)(5)(C) Subsidiaries’ investment in junior participation interests in commercial mortgage loans (“B Notes”) as Qualifying Assets when it bears the risk of first loss on the underlying commercial mortgage loan and has the following control rights relating to its investment under the terms of the governing participation agreement:

a.

right to appoint operating advisor: the operating advisor is that entity that represents CreXus, as the holders of the B Notes (“B Noteholder”), in the servicing of the related mortgage loan and under the terms of the related participation agreement has the right to:

	•	terminate and replace the special servicer[13];

[11] See, e.g., HOME Investors Trust, SEC No-Action Letter (pub. avail. Sept. 29, 1989); Guaranteed Mortgage Corp. II SEC No-Action Letter (pub. avail. Jan. 9, 1984).

[12] CreXus’s 3(c)(5)(C) Subsidiaries may also invest in other asset-backed securities, but such investments will not be treated as Qualifying Assets or Real Estate-Related Assets and in compliance with the REIT rules will be limited such that no more than 5% of the value of such subsidiary’s total assets will be invested in the asset-backed securities of any one issuer.

[13] The special servicer is the entity that services loans that are significantly delinquent and/or in default and accordingly handles, among other things, work out and foreclosure activities.

Jennifer Gowetski
July 31, 2009

	•	approve certain requests of the borrower on such commercial mortgage loan on a pre-default basis;

	•	approve and direct the special servicer once the loan is in default, including any proposed foreclosure or workout of such loan; and

	•	receive written notice of all reasonably requested information in connection with the foregoing approvals and with respect to the exercise of CreXus of its rights as the B Noteholder;

b.	cure rights: the right to cure monetary and non-monetary defaults of the senior participation (the “A Note”); and

c.	purchase rights: the right to purchase the A Note at par plus accrued interest if the loan becomes a defaulted loan.

          CreXus believes that in the foregoing circumstances, since its 3(c)(5)(C) Subsidiaries bear the risk of first loss on the underlying commercial loan and have the foregoing control rights, the B Note is a Qualifying Asset. Although the B Note is a participation in a commercial loan, CreXus believes that it is the functional equivalent of owning the entire underlying commercial mortgage loan in a manner analogous to the Staff’s treatment of Tier I mezzanine loans.14 If a 3(c)(5)(C) Subsidiary’s investment in a B Note does not represent the first loss piece and does not have the associated control rights described above because, for example it does not have a majority interest in the B Note, then CreXus intends to treat such B Note as a Real Estate Related Asset. CreXus intends to treat A Notes held by its 3(c)(5)(C) Subsidiaries as Real Estate Related Assets unless such subsidiary also owns a majority interest in the B Note, in which case it will treat such A Note as a Qualifying Asset.

          (b) CMBS

          CreXus intends to treat its 3(c)(5)(C) Subsidiaries’ investment in CMBS as Qualifying Assets when such investment consists of what are known in the real estate industry as “B Pieces” (i.e., interests in classes below investment grade rated BB+ through, and including, the unrated classes) issued in a securitization of commercial mortgage loans. In these circumstances, under the terms of the related pooling and servicing agreement, the 3(c)(5)(C) Subsidiary, as the holder of the B Pieces, bears the first risk of loss on the underlying commercial mortgage loans and has control rights in connection with its first loss position. In particular, 3(c)(5)(C) Subsidiary, as the

[14] See, Capital Trust, Inc., SEC No-Action Letter (pub. avail. May 24, 2007), and see also, The Federal Home Loan Mortgage Corp., note 9, Northwestern Ohio Building & Construction Trades Foundation and Baton Rouge Building and Construction Industry Foundation, note 8.

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July 31, 2009

controlling class holder, generally with respect to whole loans (i.e., loans that have not been participated, resulting in an A Note/B Note structure) held in the pool, expects to have the following rights:

a.	the right to act as special servicer (if such subsidiary or an affiliate has the appropriate NSRO rating) or appoint a special servicer;

b.	the right to direct the trustee to terminate the special servicer under the pooling and servicing agreement, without cause and without a termination fee, at any time;

c.	the right to replace the special servicer at any time upon the appointment and acceptance of such appointment by a successor special servicer;

d.

the right to approve certain actions of the borrower with respect to any mortgage loan on a pre-default basis, and to advise, approve and direct the special servicer with respect to certain actions to be performed for a defaulted loan, including any proposed foreclosure or workout of a defaulted loan;

e.	the right to receive written notice and all reasonably requested information in connection with its approval rights noted above; and

f.	the right to purchase a mortgage loan in case of default.

          CreXus believes that in the foregoing circumstances, the B Pieces that its 3(c)(5)(C) Subsidiaries may hold in the future with respect to whole loans held in the CMBS pool would be Qualifying Assets. Since such subsidiary, as controlling class holder, bears the first risk of loss on each whole loan in the CMBS pool and has the attendant control rights as a first loss risk owner, then the ownership of the B Pieces is the functional equivalent of owning the whole loans. CreXus intends to treat as Qualifying Assets its 3(c)(5)(C) Subsidiaries’ entire investment in B Pieces to the extent it represents interests in the whole loans held in the CMBS pool.

          If the CMBS pool includes A Notes from participated loans (in addition to whole loans) and the related B Notes are owned by a person other than that 3(c)(5)(C) Subsidiary or a majority-owned subsidiary of such subsidiary, CreXus will treat the portion of such subsidiary’s investment in the B Pieces representing interests in the A Notes as Real-Estate Related Assets. CreXus will prorate its 3(c)(5)(C) Subsidiaries’ investments in the B Pieces between Qualifying Assets and Real Estate-Related Assets based on the proportion that the respective balances of whole loans and participated loans each bear to the total principal balance of all of the assets in the CMBS pool. In other circumstances involving its 3(c)(5)(C) Subsidiaries’ investment in CMBS, when such subsidiary does not bear the first loss of risk and have the associated control rights described above, CreXus intends to treat the CMBS as a Real Estate-Related Asset.

Jennifer Gowetski
July 31, 2009

          (c) Mezzanine Loans

          CreXus intends to treat its 3(c)(5)(C) Subsidiaries’ investment in mezzanine loans made to special purpose bankruptcy entities whose sole purpose is to hold all of the ownership interests in another special purpose entity that owns commercial real property being financed and that is subject to a mortgage loan secured by the property (a “Tier 1 mezzanine loan”) as Qualifying Assets when:

•	the mezzanine loan is a subordinated loan made specifically and exclusively for the financing of real estate;

•	the mezzanine loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

•	the 3(c)(5)(C) Subsidiary, as the lender, exercises ongoing control rights over the management of the underlying property;

•	the 3(c)(5)(C) Subsidiary, as the lender, has the right to readily cure default or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the mezzanine loan is the property being financed and any incident assets related to the ownership of the property; and

•	the 3(c)(5)(C) Subsidiary, as the lender, has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.[15]

          In other circumstances involving its 3(c)(5)(C) Subsidiaries’ investment in mezzanine loans that do not meet all of the above-referenced criteria, CreXus intends to treat the mezzanine loan as a Real Estate-Related Asset. CreXus will treat the fair value of the securities it retains in its Section 3(c)(5)(C) Subsidiaries, on an unconsolidated basis, as securities but not as “investment securities” for the purposes of Section 3(a)(1)(C) of the Investment Company Act.

          3(c)(6) Subsidiaries

          CreXus may create subsidiaries that will be exempt from registration as an investment company pursuant to Section 3(c)(6) of the Investment Company Act (“3(c)(6) Subsidiaries”) to

[15] See Capital Trust, Inc., note 14.

Jennifer Gowetski
July 31, 2009

the extent that such subsidiaries hold mortgage assets through majority owned or wholly-owned subsidiaries that rely on the Section 3(c)(5)(C) exclusion from registration as an investment company, and other assets and subsidiaries that qualify under Section 3(c)(6). CreXus will treat the fair value of the securities it retains in its Section 3(c)(6) Subsidiaries, on an unconsolidated basis, as securities but not as “investment securities” for the purposes of Section 3(a)(1)(C) of the Investment Company Act.

          Rule 3a-7 Subsidiaries

          CreXus may create subsidiaries that will be organized to rely on the Investment Company Act exemption provided to certain structured financing vehicles by Rule 3a-7 (“3a-7 Subsidiaries”). In general, Rule 3a-7 exempts from the Investment Company Act issuers that limit their activities as follows:

•	the issuer issues securities the payment of which depends primarily on the cash flow from “eligible assets,” that by their terms convert into cash within a finite time period;

•

any securities sold to the public are fixed income securities rated investment grade by at least one rating agency (fixed income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to “qualified institutional buyers” and to persons involved in the organization or operation of the issuer);

•

the issuer acquires and disposes of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued, (2) so that the acquisition or disposition does not result in a downgrading of the issuer’s fixed income securities and (3) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes; and

•

unless the issuer is issuing only commercial paper, the issuer appoints an independent trustee, takes reasonable steps to transfer to the trustee an ownership or perfected security interest in the eligible assets, and meets rating agency requirements for commingling of cash flows.

          CreXus understands that the 3a-7 Subsidiaries will be limited to owning “eligible assets,” the definition of which the SEC noted, in its adopting release, is so broad that “virtually all assets that can be securitized (i.e., which produce cash flow of the type that may be statistically analyzed by rating agencies and investors) will meet the definition.”16 Specifically, the SEC has

[16] (SEC Release No. IC-19105, 57 Fed. Reg. 56,248 et. seq.)

Jennifer Gowetski
July 31, 2009

indicated that notes, bonds, debentures, certificates of deposit, repurchase agreements and other instruments that require scheduled payments are financial assets. In addition, the SEC has noted that franchise fees, credit card receivables representing cash advances and lines of credit are financial assets.17 While franchise fees, credit card receivables, and other asset classes that are “eligible assets” do not constitute CreXus’s target asset classes, CreXus believes that its targeted asset classes of commercial mortgage loans, CMBS, B Notes, and mezzanine loans are “eligible assets” as they convert to cash in accordance with their terms in a finite period of time.

          CreXus further notes that one of the Rule 3a-7 requirements is that the securities issued by a 3a-7 Subsidiary that are not rated investment grade may be sold only to institutional accredited investors and qualified institutional buyers and not to the general public. CreXus is aware that the SEC Staff is concerned with the concentration of an issuer’s holdings of non-investment grade securities of entities that are relying on the exemption from registration provided by Rule 3a-7. CreXus understands that the SEC Staff is concerned that a significant concentration of such securities may result in those securities being “offered”, which would negate the ability of the issuer of such securities to rely on Rule 3a-7 if the holder thereof offered its securities to the public. CreXus does not believe that its proposed operations and use of Rule 3a-7 financing subsidiaries should be viewed as offering non-investment grade securities to its investors.

          CreXus is not proposing to acquire non-investment grade securities issued by 3a-7 financing subsidiaries and then issue its owned securities backed exclusively by the cash flow of such 3a-7, equity as in a repackage or resecuritization transaction where the SEC Staff’s concerns are well known and were codified in Regulation AB and Rule 190.18 Simply put, CreXus does not believe it is an ABS issuer. In addition, CreXus is not being formed solely for the purpose of being a holding company for a particular subsidiary.19

          CreXus, rather, is intending to use financing subsidiaries that rely on Rule 3a-7 to finance its assets as contemplated by Rule 3a-7 itself. Accordingly, irrespective of the percentage of assets owned by its 3a-7 Subsidiaries, the value of those subsidiaries represents nothing more than the value of CreXus’s assets after paying off a loan secured by such assets. In that sense, such financing subsidiaries are no different than repurchase facilities, secured warehouse financing, or secured debt financing where notes are issued pursuant to an indenture – whether

[17] (SEC Release No. IC-19105, 57 Fed. Reg. 56,248 et. seq.)

[18] These co-issuer concerns date back more than two decades; see, e.g., FBC Conduit I, Simplification of Registration Procedures for Primary Securities Offerings, SEC Release No. 33-6964, 34-31345 (Oct. 22, 1992), and SEC Division of Corporation Finance, Current Issues and Rulemaking Projects § X.C.3 (May 4, 1998).

[19] See, SEC Division of Corporation Finance, Manual of Tel. Interpretations, March 1999 Supplement, Securities Act Rules, 1S Rule 140, Form S-8 Instruction A.1(a).

Jennifer Gowetski
July 31, 2009

that financing occurs at the issuer or at one of its subsidiaries. In either case, the issuer owns the asset and then borrows against that asset and while the issuer’s securityholders are “exposed” to the residual value of the asset, they have received the benefit of the loan against such asset. Unlike the case where an issuer simply buys the non-investment grade securities issued by a 3a-7 entity and the benefit to such issuer’s securityholders is simply the residual value of the financed asset, CreXus’s securityholders get the entire value of the assets being financed – i.e., the use by CreXus of the cash from the loan and then the residual value of the asset just as they would in any form of financing. Moreover, CreXus does not believe that the amount of assets held in its 3a-7 Subsidiaries changes the character of such financing arrangements into an offering of such subsidiaries’ securities. CreXus respectfully notes that it is not atypical for operating companies to have all, or a substantial portion, of their assets encumbered by various credit facilities. In such cases, those facilities remain nothing more than secured lending arrangements and stockholders who benefited from the use of those loan funds are not being simply sold residual interests in various assets.

          Accordingly, CreXus does not believe that its is use of financing subsidiaries to finance its assets as contemplated by Rule 3a-7 should be viewed as an offering of the non-investment grade rate securities of such subsidiaries to CreXus’s securityholders but rather as a part of CreXus’s financing strategy; albeit an important one especially in light of the U.S. Government’s TALF financing program for CreXus’s targeted assets. As the SEC Staff is aware, financing entities that are structured as 3a-7 entities are particularly well-suited for the TALF program and CreXus’s investors will benefit from the lower costs of funds provided by the Government as compared with private sources of financing. Viewing CreXus’s 3a-7 Subsidiaries as anything other than secured financing risks causing CreXus and other CMBS and ABS purchasers to seek more private financing at a higher cost than optimal and thereby cause a suboptimal use of the TALF program.

          CreXus will treat the fair value of the securities it retains in its 3a-7 Subsidiaries, on an unconsolidated basis, as securities but not as “investment securities” for the purposes of Section 3(a)(1)(C) of the Investment Company Act.

          CreXus appreciates the Staff providing it with the contact information for Rochelle Plesset in the Division of Investment Management and CreXus will contact her directly on these matters.

Jennifer Gowetski
July 31, 2009

          3. We note that you plan to sell to Annaly, in a separate private placement, 9.8% of your outstanding shares after giving effect to the shares issued in this offering, excluding shares sold pursuant to the underwriters’ overallotment option. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

          Response

          CreXus confirms to the Staff that the concurrent sale of shares to Annaly is not covered by the S-11 and will be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D. CreXus notes that the Commission has recently provided applicable interpretive guidance related to private capital-raising transactions occurring around the time of a public offering in a proposing release on possible revisions to Regulation D (the “Release”).20 One of the illustrative examples in the Release provides that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” In this case, there is a substantive, pre-existing relationship between CreXus and Annaly: CreXus’s manager is a wholly-owned subsidiary of Annaly and all of CreXus’s existing stockholders are senior executives of Annaly. Accordingly, CreXus believes that the filing of the S-11 should not impact the availability of the Section 4(2) exemption for the sale of shares to Annaly.

          4. You do not appear to have provided all the information required by Item 25 of Form S-11. Please advise or revise.

          Response

          The disclosure has been revised in response to this comment. See pages 10 and 90.

[20] See Securities Act Release No. 33-8828 (August 3, 2007).

Jennifer Gowetski
July 31, 2009

Prospectus Summary, page 1

          5. We note that your summary is 15 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. For example, disclosure regarding TALF, the PPIP and your competitive advantages are repeated almost verbatim in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

          Response

          The disclosure has been revised in response to this comment. See “—Prospectus Summary—Our Financing Strategy” on pages 4-5 and “—Prospectus Summary—Our Competitive Advantages” on pages 5-6.

Current Environment, page 2

          6. Please provide us with highlighted copies of any study or report to which you cite or upon which you rely. For example, we note that you refer to the Mortgage Bankers Association’s analysis of the Federal Reserve Board’s flow of funds data, as well as Credit Suisse’s June 2009 CMBS Market Watch Weekly report.

          Response

          A copy of the Mortgage Bankers Association’s analysis of the Federal Reserve Board’s flow of funds data cited on pages 2 and 58 of the S-11 is publicly available and can be found at the following URL: http://www.mortgagebankers.org/NewsandMedia/PressCenter/69286.htm.

          A copy of the Commercial Mortgage Securities Association’s Compendium of Statistics cited on pages 2 and 58 of the S-11 is publicly available and can be found at the following URL: http://www.cmsaglobal.org/uploadedFiles/CMSA_Site_Home/Industry_Resources/Research/Industry_Statistics/CMSA_Compendium.pdf.

          A copy of the Standard & Poors’ May 26, 2009 U.S. CMBS Rating Methodology and Assumptions for Conduit/Fusion Pools cited on pages 2 and 58 of the S-11 is publicly available and can be found at the following URL: www2.standardandpoors.com/portal/site/sp/en/us/page.article/3,1,1,0,1204846969086.html.

          None of the third-party information referenced above was commissioned by CreXus or any of its affiliates.

Our Strategy, page 3

Jennifer Gowetski
July 31, 2009

          7. We note your statement on page 4 that you cannot predict the percentage of assets that will be deployed in each asset class or whether you will acquire other assets. Please revise your disclosure to more fully describe any investment guidelines or criteria adopted by your board of directors. In this section and in your “Use of Proceeds” section, please provide your anticipated holdings in each target asset class. In addition, clarify whether you expect to deploy at least a majority of the proceeds from this offering in CMBS.

          Response

          The disclosure has been revised in response to this comment. See pages 4 and 74.

          8. Please disclose your anticipated fee or payment structure with respect to your MOSA counterparties. Please also include this disclosure in your fee table on page 9, as appropriate.

          Response

          CreXus confirms to the SEC Staff that it intends to have entered into at least one MOSA prior to the effectiveness of the S-11. At such time CreXus will update the disclosure in the registration statement to include information about the anticipated MOSA fee and payment structures. CreXus informs the SEC Staff that it anticipates the fees charged by MOSA counterparties to fall into one of two broad categories: origination fees and servicing fees. Generally, the origination fees will be calculated as a percentage of the outstanding principal balance of the commercial mortgage loan. We expect that the origination fees will be paid by the borrower at the time we purchase the loan from the MOSA counterparty. The servicing fee will be calculated as a percentage of the unpaid principal balance of the commercial loan during the period serviced. The servicing fee will be paid monthly and will be netted by the MOSA counterparty against payment made by the borrower before those payments are remitted to us.

Experienced Investment Advisor, page 5

          9. Please revise your disclosure here, as well as on page 72, to specifically discuss your Manager’s experience with respect to investing in your target assets–i.e., CMBS and commercial real estate loans.

          Response

          The disclosure has been revised in response to this comment. See pages 5 and 72.

Summary Risk Factors, page 6

Jennifer Gowetski
July 31, 2009

          10. Refer to the fourth bullet point on page 7. Please revise to disclose that there is no limitation on the amount of leverage you may utilize. We note your related disclosure on page 4.

          Response

          The disclosure has been revised in response to this comment. See pages 4 and 6.

          11. Please add a summary risk factor to highlight the fact that your management fee is not tied to your performance and, therefore, your Manager may not be sufficiently incentivized to generate attractive risk-adjusted returns for you. We note your related disclosure on page 11.

          Response

          The disclosure has been revised in response to this comment. See page 6.

          12. Please add a summary risk factor to highlight the fact that neither Annaly nor your Manager has any experience managing CMBS, commercial real estate loans and securities, or other commercial real estate assets. We note your related disclosure on page 81.

          Response

          The disclosure has been revised in response to this comment. See pages 6 and 82.

Risk Factors, page 16

          13. We note your statement on page 16 that the risks and uncertainties described below are not the only ones facing you. Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

          Response

          The disclosure has been revised in response to this comment. See page 15.

Our board of directors will approve very broad asset guidelines…, page 18

          14. We note that your board will “periodically” review your portfolio and asset guidelines. Please disclose in greater detail how often you expect these reviews to occur.

Jennifer Gowetski
July 31, 2009

          Response

          The disclosure has been revised in response to this comment. See page 17.

Terrorist attacks and other acts of violence…, page 28

We will be subject to the requirements of the Sarbanes-Oxley Act…, page 28

          15. With respect to both of these risk factors, it is not clear how the risks are specific to you, as they seem to apply to all public companies. Please revise to clarify how these risks are specific to you or remove the risk factors.

          Response

          The disclosure has been revised by removing both of the above-referenced risk factors.

Use of Proceeds, page 53

          16. Please describe in greater detail the short term investments (other than money market accounts) that the company may invest in prior to the full investment of the offering proceeds.

          Response

          The disclosure has been revised in response to this comment. See page 53.

Distribution Policy, page 54

          17. We note that you intend to make regular quarterly distributions. Please disclose whether you may fund your distributions out of offering proceeds. If applicable, please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, if applicable, please state that funding distributions using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder’s basis in your stock.

Jennifer Gowetski
July 31, 2009

          Response

          CreXus informs the SEC Staff that it does not expect to fund its quarterly distributions from the proceeds of the offering. CreXus notes that a REIT may need to use the proceeds from an offering to make distributions if the REIT taxable income generated from its investments exceeds the cash distributions received by the REIT from those investments. Such a situation can arise if the REIT makes an investment in an investment fund that has an investment and reinvestment period during which distributions to investors are not made but the fund had positive returns that are deemed to have been distributed to investors – some PPIP funds may have such structures. Also, if a REIT purchases mortgage loans at a discount to the unpaid principal balance and then modifies the loan to reduce the unpaid principal balance but to an amount in excess of the purchase price for the loan, the REIT may be deemed to have realized gain without the receipt of any corresponding cash. While other REITs may be following a strategy that could generate material amounts of such “phantom income,” CreXus does not believe its strategy will, and CreXus intends to manage its investments and cash position so as to have sufficient cash to pay distributions without having to use the proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Factors Impacting our Operating Results, page 57

          18. We note that your operating results may be impacted by credit losses in excess of initial anticipations or unanticipated credit events experienced by borrowers whose mortgage loans are held directly by you or included in your CMBS and/or non-Agency MBS. Clarify whether non-Agency MBS includes non-agency RMBS. To the extent that it does, expand your disclosure throughout the filing to discuss your plans in investing in these securities and the related risks of such investments.

          Response

          The disclosure has been revised in response to this comment by deleting the reference to non-Agency RMBS. See page 57.

Our Strategy, page 73

          19. Refer to your disclosure in the third paragraph relating to your belief that the capabilities of your MOSA counterparties will give you a competitive advantage. We note that you have only one non-binding letter of intent with one MOSA party. Please provide support for your belief or revise to eliminate this statement.

Jennifer Gowetski
July 31, 2009

          Response

          CreXus confirms to the SEC Staff that it intends to have entered into at least one MOSA prior to the effectiveness of the S-11. At such time CreXus will update the disclosure in the registration statement to include information about its MOSA counterparty that will support its belief that such counterparty will give CreXus a competitive advantage.

Asset Acquisition Process, page 76

          20. Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

          Response

          The disclosure has been revised in response to this comment. See page 76.

Our Financing Strategy, page 76

          21. If you plan to use leverage to finance any of your investments, please disclose your target leverage ratio; both initially and over the long-term. Please also revise your related disclosure on page 4.

          Response

          The disclosure has been revised in response to this comment. See pages 4 and 77.

          22. We note that you have disclosed elsewhere throughout the prospectus significant uncertainties regarding the availability of financing under the PPIP and TALF programs. Please revise to clarify how you intend to finance acquisition of your target assets in the short term and whether delays and uncertainties associated with government funding programs may cause you to postpone your initial acquisitions until funding is available through these programs or otherwise alter your business strategy.

          Response

          The disclosure has been revised in response to this comment. See pages 4, 66-67, and 79.

Jennifer Gowetski
July 31, 2009

Historical Performance, page 81

          23. We note your manager is currently the advisor or sub-advisor to five vehicles, including Chimera Investment Corporation, a NYSE-listed REIT. Please provide us a more detailed description of the vehicles advised by your manager and explain why you consider such vehicles “programs” for the purposes of Guide 5. In addition, please revise your disclosure to provide a more detailed narrative summary, including descriptions of all programs and present the information separately for public and nonpublic programs.

          Response

          CreXus notes that the prior performance tables (“Prior Performance Tables”) of Industry Guide 5 (“Guide 5”) are tailored for registration statements relating to interests in real estate limited partnerships. Since Annaly and five funds (including Chimera Investment Corporation (“Chimera”)) for which FIDAC is the advisor or sub-advisor (collectively, other than Chimera, the “FIDAC Funds”) invest in RMBS, CreXus believes that some of the disclosures required by the Prior Performance Tables are not applicable to entities, such as Annaly, Chimera, and the FIDAC Funds, that make investments primarily in MBS. Nevertheless, CreXus appreciates the spirit behind Guide 5 and notes that similar information with respect to the FIDAC Funds was disclosed by Chimera in its initial public offering registration statement. Accordingly, CreXus has provided updated disclosure that meets the intent of Item 8 of Guide 5 without being confusing or misleading to investors. See pages 82-89.

          CreXus advises the Staff that neither FIDAC nor Annaly has a “public track record” within the meaning of Guide 5. Nevertheless, CreXus believes that the prior performance of both Annaly and Chimera should be disclosed separately from the FIDAC Funds. Annaly and Chimera, like CreXus will be, are NYSE-listed REITs with readily tradable securities. CreXus believes that even though neither Annaly nor Chimera invest in CMBS and commercial loans, Annaly’s and Chimera’s (as a REIT managed by FIDAC as CreXus will be) operating results may be meaningful to potential CreXus investors. The FIDAC Funds are Prodesse Investment Limited, Premier Mortgage Income Fund, LLC, First Trust/FIDAC Mortgage Income Fund, and U.S. Dollar Floating Rate Fund.21 With respect to each of these funds, other than Premier, FIDAC generally follows the Annaly investment strategy of investing predominately in Agency RMBS. Premier initially invested predominately in Agency RMBS, but over time acquired a

[21] CreXus advises the Staff that it no longer advises the USFR Limited Duration Company, TPTF Mortgage Income Fund, Sentry Select MBS Adjustable Rate Income Fund II, or Sentry Select FIDAC U.S. Mortgage Trust. All of the vehicles followed the Annaly strategy of investing primarily in Agency RMBS. FIDAC resigned from the two Sentry vehicles because their assets were too small to efficiently manage. The other two funds wound down as a result of investor redemptions.

Jennifer Gowetski
July 31, 2009

larger percentage of non-Agency RMBS so that it now holds more non-Agency than Agency RMBS. None of the FIDAC funds have securities registered under the Securities Act of 1933 or the Exchange Act of 1934. Accordingly, as required by Guide 5, the disclosure provides information about the FIDAC Funds on an aggregate basis.

          CreXus believes that the disclosure meets the intent of the Prior Performance Tables. In particular, Prior Performance Table I and Prior Performance Table II require information with respect to the sponsor’s experience in raising and investing funds and amounts paid to the sponsor, its affiliates and third parties. Annaly Table I, Annaly Table II, Chimera Table I, Chimera Table II, FIDAC Table I and FIDAC Table II provide information regarding total capital raised, amounts paid to Annaly, Chimera, FIDAC and their affiliates, respectively, amounts paid to third parties and other offering expenses, stockholders’ equity, total assets, and leverage for the most recent three fiscal years. These two tables provide the appropriate information to investors with respect to Annaly’s, Chimera’s, and FIDAC’s experience in raising capital and investing the proceeds.

          Annaly, Chimera and FIDAC Funds fully invest the funds they raise, typically in a few weeks. Accordingly, amounts available for investment and months to invest are not meaningful information for investors. In the context of buying billions of dollars of RMBS, acquisition cost information would be exceeding voluminous and not meaningful to investors. Information with respect to leverage for Annaly, Chimera and the FIDAC Funds, however, has been provided.

          CreXus notes that FIDAC Table II depicts the aggregate cash generated by the FIDAC Funds after all expenses but before investment advisory fees, and the amount of investment advisory fees paid by the FIDAC Funds. CreXus notes that the advisory fees in the FIDAC Table I includes some fees that are paid to unrelated third party advisors of certain funds for which FIDAC is a sub-advisor. The audited financial statements for those FIDAC Funds do not distinguish between the types of advisory fees and accordingly, FIDAC believes that it is appropriate to disclose the total amount of advisory fees those funds pay. In addition, since FIDAC does not receive a fee with respect to the disposition of assets, those lines of Prior Performance Table II have been eliminated for both the FIDAC Funds and Chimera.

          With regard to the operating results required by Prior Performance Table III, CreXus is providing Annaly’s and Chimera’s summary financial information for the past five years plus information with respect to leverage, total assets, and shareholder equity (contained in the Annaly Table III and Chimera Table III). CreXus believes that these Annaly and Chimera tables provide the information that is either required by or analogous to information required by Prior Performance Table III. In addition, for the FIDAC Funds, CreXus is providing aggregate summary financial information with respect to the past five fiscal years (contained in the FIDAC Table III) that is similar to that provided with respect to Annaly and Chimera.

Jennifer Gowetski
July 31, 2009

          CreXus advises the staff that neither Annaly nor Chimera nor any of the FIDAC Funds has a “completed” program, and therefore none of the information required by Table IV is applicable. In addition, CreXus believes that none of the information required by Tables V and VI is applicable because such disclosure is relevant only in the “static pool” context – discrete unique assets that are purchased, held, and liquidated in connection with the winding down and “completion” of the program. Annaly, Chimera, and the FIDAC Funds are not “static pools”. Annaly and the FIDAC advised funds, including Chimera, buy and sell a large volume of securities. Such purchases and sales are done on a regular business at market prices. Moreover, the provision of this information would be voluminous and not helpful to the investor in evaluating whether to invest in CreXus.

          24. Refer to your disclosure in the second paragraph of this section. Please describe in greater detail how these programs’ strategies and objectives differ from yours.

          Response

          The disclosure has been revised in response to this comment. See page 82.

          25. Please explain the first sentence in the third paragraph in this section or revise as appropriate. It seems that this information does (and should) reflect the past performance of Annaly, as well as the vehicles advised by your manager.

          Response

          The disclosure has been revised in response to this comment. See page 82.

          26. Please disclose whether any of the prior programs have experienced any major adverse business developments or conditions. If they have, please explain. See Item 8.A.2 of Guide 5.

          Response

          CreXus advises the Staff that none of the prior programs has experienced any major adverse business development or condition other than the general downturn that affected the entire mortgage market and which has been disclosed in the S-11. We have added additional disclosure on pages 82-89 in response to this comment.

Jennifer Gowetski
July 31, 2009

          27. Please revise your prior performance tables to present the information in accordance with Tables I, II, and III of Guide 5. Please include separate tables for experience in raising and investing funds, compensation to sponsor, and operating results of prior programs. Please advise us of any line items in the tables that you believe are not applicable. Please be sure to clearly depict the programs to which the prior performance information relates. Please pay particular attention to Instruction 3 to Tables I, II and III of Guide 5.

          Response

          The disclosure has been revised in response to this comment by breaking out the information in Table I into separate tables as required by Guide 5. See pages 83-84.

          28. We note Table II on the top of page 84. Please revise the table to provide headings or otherwise clarify the information presented.

          Response

          The disclosure has been revised in response to this comment. See page 85.

Conflicts of Interest, page 85

          29. We note your disclosure on page 85 that your manager has discretionary investment authority over a number of different vehicles and accounts, which have objectives that do not “materially overlap” with your objectives. Please revise to identify and briefly describe these different vehicles and accounts and their objectives.

          Response

          The disclosure has been revised in response to this comment. See pages 89-90.

          30. Refer to your disclosure in the fourth paragraph on page 86. Please disclose whether you have any policies or procedures in place to ensure that your MOSA counterparties will have such asset allocation policies in place.

          Response

          The disclosure has been revised in response to this comment. See page 90.

          31. Refer to the first full sentence on page 86. Please describe in greater detail the “other controls designed to monitor and prevent any particular account or Annaly from receiving favorable treatment.”

Jennifer Gowetski
July 31, 2009

          Response

          The disclosure has been revised in response to this comment. See pages 89-90.

          32. Please revise to include disclosure relating to your risk factor on page 18, which states that your manager has incentive to deploy funds in other vehicles managed by your manager, which may reduce opportunities available to you.

          Response

          The disclosure has been revised in response to this comment. See pages 89-90.

Resolution of Potential Conflicts of Interest and Allocation Opportunities, page 87

          33. Please clarify that, with respect to investments that can be allocated on a pro rata basis, your manager will allocate the investment pro rata, based on the amount of available capital in each account (assuming there is at least some available capital).

          Response

          The disclosure has been revised in response to this comment. See page 91.

          34. Please clarify whether the relative market values of the accounts will be taken into consideration for transactions that cannot be allocated on a pro rata basis.

          Response

          The disclosure has been revised in response to this comment. See page 91.

Our Manager and the Management Agreement, page 90

          35. Please revise to disclose when each named executive officer obtained his or her current position. You provide such disclosure for Mr. Farrell, Ms. Denahan-Norris, and Ms. Fagan, but not for the others.

          Response

          The disclosure has been revised in response to this comment. See pages 96-97.

Description of Capital Stock, page 110

Jennifer Gowetski
July 31, 2009

          36. We note your statement that the following summary description of your capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to MGCL and your charter and your bylaws. Please note that a summary should highlight all the material provisions and should not be subject to information outside of the prospectus. Please revise accordingly.

          Response

          The disclosure has been revised in response to this comment. See page 116.

Underwriting, page 170

          37. Please revise to provide more detailed disclosure regarding the services provided to your affiliates by your managing underwriters.

          Response

          The disclosure has been revised in response to this comment. See pages 147-148.

Financial Statements and Notes

Note 4 – Management Agreement and Related Party Transactions, page F-5

          38. As it is indicated on page 9, we note that you plan to enter into a management agreement with Fixed Income Discount Advisory Company (FIDAC). To the extent the terms and conditions of the agreement have been determined, revise your footnotes to disclose the significant terms of the agreement. In addition, quantify the amounts and/or percentages payable to FIDAC.

          Response

          The disclosure will be revised in a subsequent amendment in response to this comment.

Item 36. Financial Statement and Exhibits, page II-2

          39. Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective, and we may have comments.

Jennifer Gowetski
July 31, 2009

          Response

          Draft copies of legality and tax opinions will be provided to you supplementally.

          If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,

/s/ Phillip J. Kardis II
Phillip J. Kardis II

cc:	R. Nicholas Singh, Esq.
Valerie Ford Jacob, Esq.
Paul D. Tropp, Esq.